Agricore United
www.agricoreunited.com

FOR IMMEDIATE RELEASE

AGRICORE UNITED BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS SECURITYHOLDERS REJECT SASKPOOL'S HOSTILE TAKEOVER BID

Winnipeg, Manitoba (December 13, 2006) – The Agricore United Board of Directors has unanimously recommended that securityholders reject the hostile takeover bid by Saskatchewan Wheat Pool Inc. (SaskPool) and not tender their securities to the SaskPool offers. The Board's recommendation is contained in a Directors' Circular that will be filed with regulatory authorities today. The Circular will be mailed to Agricore United securityholders commencing tomorrow.

"The SaskPool offers are not in the best interests of Agricore United or its securityholders. The offers are financially inadequate and significantly undervalue Agricore United. Further, under the offers, holders of Agricore United's limited voting common shares and convertible debentures can only receive SaskPool shares, not cash. As such, the value they receive is highly uncertain and subject to a number of significant risks," says Jon Grant, Chair of the Special Committee of independent directors of the Agricore United Board.

SaskPool has made non-cash offers to exchange 1.35 SaskPool shares for each outstanding Agricore United limited voting common share and 18 SaskPool shares for each outstanding $100.00 principal amount of convertible unsecured subordinated debentures. SaskPool has offered $24.00 cash for each outstanding preferred share. The SaskPool offers are highly conditional and Agricore United securityholders should refer to the formal offer documents for all terms and conditions.

Reasons for the Recommendation:

In making its recommendation, the Agricore United Board considered many factors, including the report and recommendation of a Special Committee of independent directors and advice from its financial advisors, Scotia Capital Inc. and Blair Franklin Capital Partners Inc., and its legal advisor, Davies Ward Phillips and Vineberg, LLP. Among the reasons for the recommendation were:

- Scotia Capital and Blair Franklin have each provided their opinion that the SaskPool offers are inadequate from a financial point of view to holders of limited voting common shares and convertible debentures.
- The exchange ratio proposed under the SaskPool offers significantly undervalues the relative contribution of Agricore United to the proposed combined entity.
- The SaskPool offers fail to provide Agricore United's securityholders with an appropriate change of control premium.
- Because SaskPool is offering to exchange its shares for Agricore United limited voting common shares and convertible debentures, the value of the SaskPool offers may be negatively affected by downward movements in the price of SaskPool shares.
- The SaskPool synergies estimate is uncertain and subject to significant regulatory and execution risks.

- Agricore United has commenced a comprehensive process of exploring a range of alternatives to the SaskPool offers that may provide greater value to Agricore United securityholders.
- The SaskPool offers fail to adequately recognize Agricore United's strong momentum, superior asset base and attractive long-term growth prospects.

A discussion of each of these reasons, as well as other information, will be provided in the Directors' Circular. Securityholders are urged to review the Circular in detail.

In addition, the Board of Agricore United has been advised by Archer Daniels Midland Company (ADM), Agricore United's principal securityholder holding 28% of the limited voting common shares on a fully diluted basis, that it has reviewed the SaskPool offers and considered them, on their current terms, to be inadequate and, accordingly, does not intend to accept the SaskPool offers. ADM also advised Agricore United that, in order to assist the Special Committee in actively exploring alternatives to maximize securityholder value, it is open to considering alternative control transactions involving Agricore United, including from SaskPool, that fairly value Agricore United's securities.

"One of the conditions of the SaskPool offers is that 75% of all outstanding limited voting common shares must be tendered," says Grant. "Securityholders should know that as a consequence of ADM's decision, one of the main conditions of SaskPool's offers will not be satisfied. Securityholders who have tendered their Agricore United securities to the SaskPool offers should contact Georgeson, the information agent retained by Agricore United, for information on how to withdraw any shares they may have already tendered."

Brian Hayward, Chief Executive Officer of Agricore United says: "SaskPool would have you believe that this hostile takeover is the only way to establish a Canadian agribusiness that can compete globally. That is simply not true. Agricore United is a global agribusiness with customers in over 50 countries. By leveraging our geographically diversified and efficient asset base, we have captured leading market shares in our grain handling, crop production services and livestock feed businesses."

"With the recent announcement of record financial results for the fiscal year ending October 31, 2006, Agricore United has produced five consecutive years of increased gross profit, EBITDA and cash flow from operations," continues Hayward. "Even through some very difficult industry conditions, including record droughts, we have managed to post solid growth for our stakeholders, and we've paid down our debt in the process. With the refinancing we accomplished in 2006, we have the flexibility to capitalize on existing opportunities to profitably grow this company."

As discussed in the Directors' Circular, the Special Committee, together with Agricore United's financial advisors and legal counsel, have commenced a process to evaluate a range of strategic alternatives that may provide greater value than the SaskPool offers. These alternatives may include potential transactions with one or more third parties, or remaining independent and pursuing Agricore United's existing strategy as a stand-alone entity.

"The Board of Directors believes that it is in the best interests of Agricore United and its securityholders for there to be sufficient time to permit the Special Committee to conduct a comprehensive review of the strategic alternatives available to the Company," said Wayne Drul, Chair of the Agricore United Board. "The Board advises securityholders that tendering to the SaskPool offers before the Special Committee and its advisors have an opportunity to fully explore all available alternatives may preclude the possibility of a superior alternative emerging."

Availability of the Directors' Circular

The Directors' Circular contains the Board's recommendation, a discussion of its reasons for recommending securityholders reject the SaskPool offers and other information required under

applicable Canadian law. Securityholders are urged to read the Directors' Circular in its entirety. The document will be available on SEDAR at www.sedar.com and on Agricore United's website at www.agricoreunited.com later today. Copies of the Directors' Circular will be mailed to all Agricore United securityholders beginning December 14, 2006.

Shareholder and Media Conference Call

Agricore United will host a conference call on Wednesday, December 13, 2006 at 10:00 am CST/11:00 am EST. The call will include introductory comments from Wayne Drul, Chair of the Board, Jon Grant, Special Committee Chair, and Brian Hayward, CEO, followed by a Q&A.

Dialing instructions for the call are as follows:

North America: 1-416-641-6107
Confirmation Number : 3207172

The conference call will also be digitally recorded and will be available for re-broadcast until Monday, January 15, 2007. To access the playback, call 1-416-695-5800. The Passcode Number for the playback is 3207172.

For Investor Questions, Including How to Withdraw Shares from the SaskPool Offer

Shareholders who have questions or who may have already tendered their shares to the SaskPool offer and wish to withdraw them, may do so by contacting Georgeson, the information agent retained by Agricore United, toll free at:

North America: 1-866-598-9684

Forward-Looking Information

Certain statements in this release contain statements that comprise forward-looking information. Such statements include, but are not limited to, statements that address events or activities that the company expects or anticipates will or may occur in the future, including statements in respect of the growth of the business and operations, competitive strengths, strategic initiatives, and plans and references to future operations and results. Such statements relate to, among other things, objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and can be generally identified by the use of statements that include words such as "anticipate", "believe", "intends", "intention", "expects" or similar words or phrases. All of the statements in this release that contain forward-looking information are qualified by these cautionary statements. Although the Company believes that the expectations reflected in such statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such information. Certain material factors or assumptions were applied in making the statements that constitute forward-looking information and actual results, events or activities may differ materially from those expressed or implied in such forward-looking information. Important factors that could cause actual results, events or activities to differ materially from these expectations include, among other things, deviations from our assumptions listed above and the occurrence of other risks and uncertainties that the Company is subject to. Additional information about these factors and about the material factors or assumptions underlying such forward-looking information may be found in the Directors' Circular and the Company's 2005 AIF, including the risks set out under the heading "Risk Factors".

Non-GAAP Terms

References in this release to EBITDA are to earnings before interest, taxes, depreciation and amortization, gains or losses on disposal of assets and loss on settlement of swap and are provided to assist securityholders in determining the ability of the company to generate cash flow from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. The items excluded in the determination of EBITDA include items that are non-cash in nature, income taxes, financing charges or otherwise are not considered to be in the ordinary course of business. EBITDA provides important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. EBITDA should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the company's operating performance, or (ii) cash flows from operating, investing and financing activities, as a measure of an entity's liquidity. EBITDA does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

About Agricore United

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Investors:

Georgeson, Toll Free at:
1-866-598-9684

or

Lori Robidoux
Vice President
Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com

Media:

Radean Carter
Communications Coordinator
(204) 944-2238
rcarter@agricoreunited.com

AGRICORE UNITED RAISES DIVIDEND

December 14, 2006 (Winnipeg) – Agricore United's Board of Directors today increased its quarterly dividend to $0.04 per share on the Limited Voting Common Shares payable on February 15, 2007 to shareholders of record at the close of business on December 29, 2006.

On November 30, 2006, Agricore United reported record gross profit and net revenues from services (gross profit), earnings before interest, taxes, depreciation and amortization (EBITDA), and cash flow provided by operations for its fiscal year ended October 31, 2006. These results reflected the culmination of five consecutive years of improvement with compound annual growth rates in gross profit, EBITDA and cash flow provided by operations of 4 percent, 17 percent and 40 percent, respectively. The Company's focus over the last few years on reserving cash to reduce its debt levels coupled with its recent debt refinancing efforts has significantly strengthened the Company's financial position.

Since September 2003, the Company has declared quarterly dividends of $0.03 per share on Limited Voting Common Shares. "In its 100 year history, Agricore United has consistently paid dividends each year except for three years during the 1930's," says Wayne Drul, Board Chair. "On the strength of our steadily improving financial results, I am very pleased to continue that track record today by declaring an increase in our quarterly dividend."

References to EBITDA are to earnings before interest, taxes, depreciation and amortization, gains or losses on disposal of assets and loss on settlement of swaps and are provided to assist securityholders in determining the ability of AU to generate cash flow from operations to cover financial charges, before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. The items excluded in the determination of EBITDA include items that are non-cash in nature, income taxes, financing charges or otherwise not considered to be in the ordinary course of business. EBITDA provides important management information concerning business segment performance since AU does not allocate financing charges or income taxes to these individual segments. EBITDA should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of an entity's operating performance, or (ii) cash flows from operating, investing and financing activities, as a measure of an entity's liquidity. EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and is therefore unlikely to be comparable to similar measures presented by other issuers.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

Lori Robidoux
Vice-President, Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com

SEC File No. 82-34725

Agricore United

RECEIVED

2006 DEC 18 A 8: 02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 14, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - December 14, 2006 (News Release – Agricore United Expands Capacity in "Downstream" Processing)
   - December 14, 2006 (News Release – Agricore United Acquires Two Crop Input Retailers in Saskatchewan)

Yours very truly,

L. Robidoux

Lori Robidoux
Vice President,
Corporate Finance & Investor Relations

LR/ck

Enclosures

Lori Robidoux - Vice President, Corporate Finance and Investor Relations
CanWest Global Place, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba, Canada R3C 3A7
Bus: (204) 944-5656 • Fax: (204) 944-5415 • Email: lrobidoux@agricoreunited.com • www.agricoreunited.com

Agricore United

AGRICORE UNITED EXPANDS CAPACITY IN "DOWNSTREAM" PROCESSING

WINNIPEG, MANITOBA (December 14, 2006) – Agricore United (TSX:AU) today announced plans to invest US$4.0 million in a new 100,000 ton dairy mineral manufacturing plant (mineral plant) at Hi-Pro Feeds (Hi-Pro) located in Friona, Texas and $5.2 million in a new 60,000 tonne specialty oat processing plant (oat plant) at its existing seed cleaning plant in Camrose, Alberta.

"Agricore United is committed to growth," says Brian Hayward, Chief Executive Officer, Agricore United. "With our recent refinancing, and five straight years of cash flow growth, we have the financial flexibility to continue to diversify into value-added downstream processing."

The dairy industry in New Mexico and the Texas Panhandle market area is experiencing significant growth. The mineral plant expansion, expected to be completed in the fall of 2007, will free production capacity at the existing Friona feed mill and allow Hi-Pro to participate in industry growth and secure additional market share.

"This investment reinforces Agricore United's continuing intent to develop its livestock services business segment" says Bill McGill, Vice President, Livestock Services. "The expansion affords Hi-Pro a unique opportunity to extend its leading position in the dairy market, and maintain its growth in other product lines."

The new oat plant will begin processing in the spring of 2008 and will replace Agricore United's existing 35,000 tonne Edmonton oat plant. The new plant, which also includes a retrofit of an existing forage seed cleaning plant, will increase Agricore United's production capacity of specialty oats processing and allow it to respond to growing market demands.

"The facility will incorporate state of the art processing technologies and automation," says Blair Roth, Manager, Beans and Special Crops. "The commitment to the expansion will also enhance Agricore United's product offerings to meet the demands of end-use customers while expanding the market opportunity for prairie oat growers."

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Bill McGill
Vice President, Livestock Services
403-938-8352
bmcgill@agricoreunited.com

Blair Roth
Manager, Beans and Special Crops
403-382-3405
broth@agricoreunited.com

Agricore United

AGRICORE UNITED ACQUIRES TWO CROP INPUT RETAILERS IN SASKATCHEWAN

WINNIPEG, MANITOBA (December 14, 2006) - Agricore United (TSX:AU) today announced it will acquire the key assets of Green Acres Fertilizer Service (Major) Inc., Green Acres Chemical Ltd. (collectively Green Acres) and Kerrobert Agro Services Ltd. (Kerrobert), two full service crop production businesses in western Saskatchewan, effective December 18, 2006. The acquisition will complement Agricore United's existing grain operations at Kindersley, Provost and Wilke, Saskatchewan. Financial terms of the transaction were not disclosed.

"Having recently released record year end earnings, Agricore United continues to execute on its commitment to grow for the benefit of Agricore United's stakeholders," says Brian Hayward, Chief Executive Officer, Agricore United. "This acquisition aligns with our strategic intent to enhance Agricore United's grain handling and crop input retail position."

Green Acres & Kerrobert offer dry bulk fertilizers, liquid fertilizer, a full line of crop protection products and custom spraying services, a full line of bagged and bulk seed products, and agronomic consulting services. Agricore United will be retaining key staff with strong agronomic backgrounds and experience in grain and agro sales and services.

"Green Acres & Kerrobert have been leaders in their marketplace, with a tradition of providing superior customer service and agronomic advice," says Ron Enns, Senior Vice President. "That's a tradition consistent with our own corporate philosophy, as Agricore United continues to deliver on adding value to agricultural production."

"We are confident in and excited about the future of agriculture and believe the sale of the crop production businesses to Agricore United will provide Green Acres and Kerrobert Agro customers with a more complete range of services in the future," say the principals of Green Acres and Kerrobert. "We would also like to thank our many customers for their past patronage."

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Agricore United
Radean Carter
Corporate Communications
204-944-2238
rcarter@agricoreunited.com

Green Acres – Major, SK
James Zimmer/ Dewight Walz
306-834-2924

Kerrobert Agro – Kerrobert, SK
Randy Molnar
306-834-5007